Latest Update: **June 07, 2002**

SAFE HARBOUR STATEMENT

This presentation contains forward-looking statements. Statements that are not historical facts, including statements about our beliefs and expectations, are forward-looking statements and involve inherent risks and uncertainties. These statements are based on current plans, estimates and projections, and therefore you should not place undue reliance on them. Forward-looking statements speak only as of the date they are made, and we undertake no obligation to update publicly any of them in light of new information or future events.

Here you can find the latest questions and answers about Telemar. If you want to make a question, click here**.**

- How many ADSL clients did Telemar has in 3Q01, 4Q01 and 1Q02? How is this service evolving? (June 07, 2002)

A: The Company started to offer this service on 3Q01, ending the quarter with 4,500 clients and increasing this number to 9,100 at the end of 4Q01 and 13.800 at the end of 1Q02. We expect to reach some 50.000 clients until YE02.

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- What is the Company's strategy to leverage Oi's traffic and tariffs? Why doesn't TMAR reduce its fixed-to-mobile rates on calls directed to Oi, in order to leverage Oi´s traffic and revenues? (June 07, 2002)

A: Even with potential conflicts between Oi and TMAR, both businesses must be profitable. It does not make sense to reduce the VC1 tariff of TMAR in the benefit of Oi, if we are complaining about the low profitability of the fixed-to-mobile services. Our goal is to increase and not reduce the F-M rates. Our goal is to maximize the results of each subsidiary and the consolidated results of TNE.

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- Will capital constraints limit Oi`s aggressiveness? What is the estimated EBITDA for 2002? (June 07, 2002)

A: Oi is revising its business plan. Network installation financing is already secured and there might be a reduction in the budgeted CapEx, mainly due to sharing infrastructure agreements with other operators and a revision of the initial coverage, which will be focused in areas of higher traffic and concentration of people. Oi's expenses capitalization should increase from the R$ 68 million in 1Q02, due to higher marketing expenses and handset subsidies that are still to happen. But the total amount to be capitalized in 2002 depends on the launching date, for which we still need Anatel's authorization.

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- How does this change in coverage affect Oi`s revenue? When is it expected a positive FCF in Oi? (June 07, 2002)

A: Oi will initially concentrate in major cities and capitals where a high demand for wireless services still exists (the wireless penetration rate in our region on March, 2002 was 14%). Therefore, the Company will need a lower number of towers, reducing the CapEx initially estimated, with no relevant impact in the revenue. Revenue is affected by other factors, related to overall market situation (such as decrease in ARPUs). The planning is being revised and at the moment we can not provide futher details, including the FCF forecast.

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- What will be the capitalization policy for Oi`s expenses? (June 07, 2002)

A: The expenses will be fully capitalized until the launching date, and than capitalized according to the project's implementation stage, not just according to the number of RBS (Radio Base Stations). We are discussing this issue with independent accountants and the CVM, which will be informed to the market as soon as we define it.

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- How are the more than 2 million pre-subscribers from Oi distributed? (June 07, 2002)

A: We noted a higher percentage from the Northeast and Northwest region than from Rio de Janeiro (more than previously expected)

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- What's the plus that Oi can offer to convince clients to migrate from ATL and Telefonica? (June 07, 2002)

A: The GSM technology, operating in a higher frequency (1.8GHz), enables a wider range of services, higher speed in data transmission, besides the common facilities with the wireline operator and the international roaming are examples. Other differentiations will be release soon, as part of the Company's competitive strategy.

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- Does Oi's capitalization significantly affects TNL cash? (June 07, 2002)

A: No, because the project is fully financed.

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- Are there roaming alternatives in São Paulo? What are the sales strategy for the launching and the client acquisition cost? (June 07, 2002)

A: We currently have constraints on roaming in São Paulo (in spite we can count with Ericsson's

A: We currently have constraints on roaming in São Paulo (in spite we can count with Ericsson's limited GSM network in the city of São Paulo). We already have more than 1,600 sales points to the launching. About the client acquisition cost, it will depend on the market response to our entrance, but regarding the handset costs, we believe that between the standard ones, our will be 20% to 30% cheaper than the CDMA and TDMA currently available.

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- What's Oi's estimated market share, penetration rate and ARPU? (June 07, 2002)

A: We expect to reach 500,000 clients of our region at the end of 12 months of operations. About the penetration rate that was 13% at the end of 2001, we expect it to reach 16% in 2002. The Company expects to obtain an average ARPU in the current market average.

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- When do you expect the PCS project to be 100% operational, in other words, when will stop to capitalize expenses? When should reach EBITDA breakeven. Which will be the CapEx and margins of the business? (June 07, 2002)

A: We expect Oi to be 100% operational at the end of 2003. The company forecasts to achieve EBITDA breakeven in 2005, but its too early to estimate the project's margins. We are working to reduce 25% of the project's CapEx initial guidance. The criteria for expenses capitalization will be detailed after the launching and CVM's approval

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- What wll be the policy for Long Distance rates? Is it part of Telemar's strategy to become known nationally (for example in RS countryside)? What´s the target for inter-regional LD market share? (June 07, 2002)

A: We already had a small reduction in the LD rates due to the increase in competition, but is not the company's policy to practice price war. The countryside in RS is not our focus, we will be going after corporate clients out of our region, starting by the ones that already are our clients. We expect to overcome 25% market shares of the outgoing calls from our region.

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- Will Oi's Long Distance license be transferred to TMAR? How much will TMAR pay for it? (June 07, 2002)

A: In spite of having no definition yet, Oi will possibly transfer the LD license (outgoing calls from Regions 2 and 3 that is part of the hole license bought by Oi) to TMAR, that will pay for it, dependent on Anatel's approval. About the value, it is being defined.

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- Are you planning to buy Embratel? (June 07, 2002)

A: It is not allowed according to the current legislation.

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- What are TMAR's cash and dividends policies? (June 07, 2002)

A: The Company should keep the same policy regarding payment of interest on capital until 2004, in order to allow TNE to utilize the tax benefits arising from the amortization of the premium paid by Telemar Participações on its acquisition of TNE. TMAR can eventually repay part of its debt with TNE. It is interesting for TMAR to reduce its leverage, given the current tax credits, as well as finish the year with a strong cash position, given the opportunities of acquisitions that could arise in 2003.

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- Is the new guidance for a lower increase in the Net Debt related to the decrease in the CapEx originally estimated? What is the estimated reduction of the Net Debt from 2003? (June 07, 2002)

A: The reduction of R$ 1 billion from the previous estimate of Net Debt increase in 2002, is mainly, but not only, due to the CapEx reduction, as well as the better cash flow control. Therefore, the Net Debt (loans and financing less cash and equivalents) should increase to R$ 9.5 - R$ 10 billion at the end of 2002. We forecast an annual average reduction of around 20% for the next five years, starting from 2003 (including).

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- What is the new CapEx estimate for 2002? (June 07, 2002)

A: The 2002 CapEx originally estimated in R42.5 billion was reduced close to R$2.0 billion, mainly do to a lower capital expenditure at TMAR, in a way that will be invested R$1,0 billion in the PCS business and R$1,0 billion in the wireline business.

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- With the end of the strong CapEx period, do you forecast any change in the depreciation policy / assets reduction? What is the interest rate used to calculate the return on investments (IRR)? (June 07, 2002)

A: We are analyzing eventual changes in the equipments depreciation, but always according to the present legislation, trying to optimize our balance opprortunities. The cost of capital (WACC) that we currently adopt is 16.5%.

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- Its mentioned in the website a possible CapEx of R$ 2.1 billion in 2003. Is it correct? (June 07, 2002)

A: It is important to observe that when analyzing the relation CapEx / Revenue, the market should

A: It is important to observe that when analyzing the relation CapEx / Revenue, the market should take into account that the aggressive CapEx program implemented by Telemar in 2001 created a "cushion" that allow significant lower investments in the next 2 or 3 years. Therefore, these numbers are being revised, in order to optimize the investments already made.

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- Does the 45% margin estimated for 2002 includes Oi? (June 07, 2002)

A: It is important to highlight that in the Conference Call was mentioned that the normalized level obtained on 1Q02 better represents the annual projection versus the results obtained in 2001, given the strong impact of the costs increase due to the Targets Anticipation Program.

Besides that, some considerations must be made before projecting 2002 full year results:

a) All projects involving assets in formation, not yet generating revenues, are considered pre-operational and have its expenses capitalized (accounted in the permanent assets). The same criteria is applicable to TMAR and Oi, which capitalized on 1Q02 R$ 68 million of pre-operational expenses;

b) After Oi's operational launching (starting to generate revenues), these capitalized expenses will start to be amortized, reflecting on TNE's consolidated results;

c) We understand that the deduction of Oi's pre-operational expenses from the consolidated EBITDA for valuation reasons (based in the multiples analysis EV/EBITDA; P/E) should take into account that these expenses will be deduced from the consolidated results through amortizations after the asset becomes operational;

d)The capitalization of these expenses (operational and financial) is in total accordance with the best accounting practices and must not, under any circumstance, be adjusted in current results (in the case of EBITDA and Financial Expenses) because besides being technically wrong, when amortized, it wont be adjusted by the analyst that adjusted today.

After all, we are estimating a consolidated average EBITDA margin of 45% in 2002.

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- What is the breakdown of the Holding, TMAR and Oi's Debt? (June 07, 2002)

The Holding company Debt totaled R$ 4.030 million at the end of 1Q02, of which 12% in short term. From this total, R$ 1,300 is related to the debentures operation and R$ 2.730 million refers to foreign exchange denominated debt (R$ 219 million as result of swap operations).
From the total Debt of R$ 5,434 at the end of 1Q02, 22% is foreign exchange denominated debt, and 48% is long term.
Oi's total debt was R$ 2,542 at the end of 1Q02. From this total, R$ 1,762 million is foreign exchange long term denominated debt.

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- What´s the Company's current status of negotiations with regard to suppliers financing ("vendor"), given the current financing constraints that Brazil is facing? (June 07, 2002)

A: We are currently securing financing for equipment acquisitions, in accordance with our budged and signing agreements with official credit agencies like KFW, JBIC, etc.

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- How will the tax benefits be managed? (June 07, 2002)

A: We currently have R$ 2.7 billion of deferred and recoverable taxes (consolidated), which can be, eventually, accelerated according to the company's results.

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- According to 1Q02 Press Release, the provisions for contingencies decreased R$ 146 million when compared to 4Q01. What was the amount registered on 1Q02? (June 07, 2002)

A: A total of R$54 million, resulting a final amount of R$ 31.8 million, net of reversions.

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- What level of provisions for contingencies should we expect for the next quarters? (June 07, 2002)

A: It depends on the progress of ongoing lawsuits and new ones that could arise, but we do not expect any relevant impact from past non provisioning. Besides that, the Company currently has R$ 1.6 billion of constituted provisions that will frequently be monetarily adjusted.

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- Had all the costs from the 4,600 layoffs on 1Q02 already been provisioned? (June 07, 2002)

A: Yes.

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- What is TMAR´s expected Utilization Rate for 2002? (June 07, 2002)

A: We estimate between 87 and 89% of the plant installed.

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- I would like to understand why, since 4Q01, does the amount of depreciation shown on permanent assets (B/S) shows a different amount from those reflected in the income statements (I/S)? (June 07, 2002)

A: The difference of R$ 45 Mn between the B/S and the I/S in 4Q01 is due to writeoffs of

A: The difference of R$ 45 Mn between the B/S and the I/S in 4Q01 is due to writeoffs of permanent assets, more specifically in transmission equipments, buildings, computer equipments, vehicles and others (included in the depreciation figure in the I/S).
The same effect occurred in 1Q02, this time being R$ 98 Mn from transmission equipments and R$ 25 Mn from vehicles, buildings, etc., totaling R$ 123 Mn in the quarter.
Excluding these effects, the "pure" depreciation amounted to R$ 766 Mn in 4Q01 and R$ 789 Mn in 1Q02.

- How will the co-billing and the entrance in the Long Distance market impact the Bad Debt? What's the expected Bad Debt for 2002/03/05? (June 07, 2002)

A: We expect the revenue growth, due to our entrance in inter-regional LD market, to more than offset any eventual bad debt growth, therefore reducing the current Bad Debt ratio, in order to achieve the target of an average bad debt ratiolower than 5% of gross revenue in 2002.
The co-billing with Embratel did not start yet, and the separation of the bills from each company will be clearly identified to the client. It involves, in principle one million lower monthly accounts.
For 2002, we estimate a Bad Debt lower than 5% of gross revenue. This ratio should decrease close to 4% in 2003 and 3% in the following years.

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- In spite of owning only 80% of TMAR, TNL consolidates 100% of its EBITDA. How do you manage the minority interest? (June 07, 2002)

A: According to the Corporate Law and the Brazilian GAAP, this item is adjusted in the Minority Interest line after depreciation, financial expenses and taxes.

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- What is the breakdown of the financial revenues and expenses from 1Q02? (June 07, 2002)

A: Financial Revenues	R$ 76.291
Active Monetary and Exchange Adjustments	R$ 52.632
Total Financial Revenues	R$ 128.923
Financial Expenses	(R$ 297.853)
Adjustments to Inflation	(R$ 24.209)
Total Financial Expenses	(R$ 322.062)

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- Why does Pegasus acquisition make sense? When and how will it be acquired? Which is the best acquisition vehicle: TMAR or TNL? What is the fair price? (June 07, 2002)

A: The acquisition, when and if it occurs, will be subjected to a valuation by an Investment Bank

A: The acquisition, when and if it occurs, will be subjected to a valuation by an Investment Bank and the price to be paid will depend on this valuation and on the Board analysis.
There is a strong concern about "related parties" and possible conflicts with minority interests. Pegasus could complete Telemar's current backbone, mainly in the corporate segment out of our present concession area. However, the entrance in Regions 2 and 3 is independent from the acquisition. We made a public bid and Pegasus won because of the best price and conditions for network lease, in such a way that the operating agreements already cover our needs to enter Regions 2 and 3. Given that there is no decision about the acquisition yet, we have no definition about the acquisition vehicle.

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- What is Pegasus's shareholders base? (June 07, 2002)

A:

Shareholder	Group	% Capital
F&F Administração e Participações S.A.	Andrade e Gutierrez	32,06
Tele Norte Leste Participações S/A	Telemar	24,44
Atque Partic S/A e Talb Partic. Ltda.	GP	11,74
LF - TEL S/A	La Fonte	7,08
Supertel Participações S/A	Opportunity	7,08
BB Banco de Investimentos	Banco do Brasil	6,73
ABN Amro Ventures BV	ABN	10,87

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- What is the growth expected for the Data market in 2002? What is TMAR's current market share? How are you capturing market share from Embratel? (June 07, 2002)

A: We expect the Data market to grow above 15% in 2002, and to increase our current 20/22% market share (including EILD). We have been successful in growing this business due to a more effective initiative in the PME segment and in the development and sales of new products.

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- What are the main internal targets established to Management? (June 07, 2002)

A: Telemar's main objectives are to leverage existing assets, increase cash generation and improve margins. In order to achieve that, main targets were established to our 5 main executives (Pauletti - CEO/TNE, Iabrudi - CEO/TMAR, Falco - CEO/Oi, Meaney - CEO/Contax and Álvaro - CFO/TNE-TMAR) based on aggressive targets set by the Board of Directors, related to Net Debt reduction, the increase of EVA and EBITDA.

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- How much of the updates that Telemar are making in its original guidances for 2002 Net Debt and CapEx are due to real improvements or bad quality of the information previously released? (June 07, 2002)

A: The updates in our guidances are due to changes in the following scenarios:
The programs for asset optimization and synergies leverage, as well as the co-siting, allowed us to reduce the 2002 Capex from R$ 2.5 billion (initial) to R$ 2.0 billion (updated);
The Capex reduction and a more efficient management of the Company's cash flow allowed us to reduce our estimate for Net Debt growth in 2002 by R$ 1 billion;
The efforts and the more aggressive credit control and market segmentation policies made us confident to overcome the previous guidance for 2002 average Bad Debt ratio to lower than 5% of gross revenues.

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- What do you expect for the installation tariff for 2002 and 2003? Will it go down? (May 24, 2002)

R: In 2002 it should be lower than in 2001, once we have concluded the Universalization Targets for 2003, and that we are not focusing on the expansion of the LIS, but on the improvement of our customer base, and on increasing the ARPU.

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- What do you see happening to the price per pulse in 2002? And in the future? (May 24, 2002)

R: In 2002 we expect it to be flat. For the future it will depend on regulation (Anatel).

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- How much market share do you expect to gain in national and international long distance in 2002? And in the long run? (May 24, 2002)

R: Any forecast at this time are both risky and volatile. We have a very high market share in intra-regional long distance services (around 68%). The uncertainties relate to the timing of getting Anatel´s approval. And our competitors' reaction. We believe that the closer relationship with our customers should allow us to forecast an increasing penetration in this market share in outgoing calls from our region to reach, in the medium / long term, a similar level to the one we have today in the intra-regional market .

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- How much do you think total intra-regional and inter-regional long distance minutes will grow in 02? In 03? (May 24, 2002)

R: In 2002 we expect long distance market growth in the range of 10 to 15% in Brazil.

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- What is the target for DSL subscribers in 2002? (May 24, 2002)

R: ADSL in service was 13,800 in March 2002, and we expect to reach approximately 50,000 by December 2002.

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- What do you expect for rents, marketing, and insurance as a % of revenue in 2002? (May 24, 2002)

R: Rent/Insurance: stable in relation to 1Q02 levels, at 3.3% of net revenue.
Marketing expenses should be around 2% of net revenue in 2002

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- How do you calculate profit sharing? (May 24, 2002)

R: According to targets to be achieved by the Company (EBITDA and EVA) and individual specific targets per manager/employee. The total amount is approved by the Board and is based on the cash generated by the Company (Ebitda).

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- Could you inform the CapEx at the TMAR level on 1Q02? (April 30, 2002)

A: At TNE consolidated, total CapEx for the quarter was R$ 439 million: for the PCS, it was R$196 million, for Contax it was R$15.6 million, and for the wireline business (TMAR) R$227.7 million.

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- Assuming a worst case scenario of a net debt increase of 35% by year end 2002 (yoy), don't you think it's more reasonable to take into consideration a CapEx level around R$ 3.5 to 4 billion for 2002? (April 30, 2002)

A: The CapEx budget of R$ 2.5 billion for 2002 is in line with our strategy to expand long distance and corporate our businesses outside of our region, and with the implementation of out PCS project. But our focus this year would be to strengthen our cash flow. Therefore, we will be looking at any opportunity to reduce CapEx during the year, and will be ready to discuss any alternatives of synergies and partnerships in this respect. In line with its policy of optimizing assets and maximizing the return on the investments already made, the Company is evaluating and implementing some additional alternatives intended to reduce by 10 to 20% the previous CapEx guidance of R$2.5 billion for the whole year.

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- My question is regarding long distance. What type of revenues per year do you expect to generate in the regional market, and what is the size of the market you expect to be able to tap into? (April 30, 2002)

A: We have a very good market share in the intra-regional calls. And the question here is how

A: We have a very good market share in the intra-regional calls. And the question here is how much of the national and international long distance traffic we can get from Embratel and Intelig as soon as we are authorized. We can't give any direction on this yet. We are initially planning to explore this long-distance business basically with the current customers in our region. And we will be offering the long-distance service out of our region basically for the corporate customers, so it will not be our strategy to focus on the retail market for long distance outside our region.

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- Long distance revenues were quite strong in the quarter and you mentioned that you may have picked up some market share. Could you give an idea on how much your market share increase, why it increased, what the factors were that were driving that? (April 30, 2002)

A: Actually we have a growth pattern for the last nine months. We are grabbing market share due to our marketing actions and better pricing for this market. About the size, that's something around 3 to 4 points of additional market share we grabbed this quarter.

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- Regarding the 68 million negative EBITDA in the first quarter, is that number included in the R$ 1.1 billion CapEx for the PCS operation? Also I would like to know if you could give us some update guidance for the EBITDA of the wireless company for the next three quarters? (April 30, 2002)

A: No, this refers to operating, administrative and marketing expenses of the company, which were capitalized in 1Q02 (deferred charges) and does not include the financial expenses. The Capex is informed in a different line (PP&E).
About the second part of the question, the projection for Oi's results for the following quarters will have a direct linkage with the date of the launching, with the marketing expenses, costs of handsets and so on. So it is tough to give any guidance at this point because we don't know if we will be launching the company tomorrow or a month or two from now, and this will make the difference.

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- In the balance sheet, the deferred expenses increased by R$181 million in 1Q02, which annualises to about R$725 million and I assume that most of it is associated with the PCS operation. So my question is: Can we expect that level of total expenses for the whole year? How much of that is interest expense and how does that compare with your original guidance of R$200 to 300 million operating losses? Does it include interest? (April 30, 2002)

A: The deferred accounts include mostly PCS, the R$68 million of the EBITDA line that I mentioned before and R$98 million of financial expenses that are being deferred.

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- You said that Oi already has 2 million pre-subscribed potential customers. I just want to know how these customers registered, was it just a response to phone call or they had to submit an application form? How do you define those customers, how was that subscription basically? (April 30, 2002)

A: The applications were done through three different ways. The first one was through paper application itself on the distributions in our retail channel (50%). The second was through the Internet and the third was through our call center (50% both). In all of them, we sent it back a password to the customers that applied so that, when we launch our service, they will be able to be identified and then have the right to get the benefit of the 31-years free on network (Oi to Oi only) calls on weekends. The number of pre-subscribers is very representative, but we do not plan to start operations with this amount of clients. The Company forecasts to effectuate 20-30% of them as clients.

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- If TIM does not secure waiver and launch their GSM by the beginning of 2004, does Telemar have a contingency CapEx plan to offer services in Sao Paulo? (April 30, 2002)

A - There is no contingency plan. Actually, it would be good to have TIM ready, at the same time that we are ready to launch our products here. And the lack of roaming in Sao Paulo is a problem, but as we believe, it should be a very short-term problem, we will be launching our product regardless. And we will be waiting to have TIM ready as soon as possible.
Actually, if it takes too long for them to launch the roaming in Sao Paulo, the biggest problem will be that it will prevent us to explore a corporate and higher ARPU customers in our region.

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- Can we expect the acquisition of Pegasus for this second quarter? And which would be the best acquisition vehicle: TNL or TMAR? (April 30, 2002)

A: We are not analyzing it now, so we have no conclusion regarding this yet.
We can not confirm the acquisition of Pegasus so far. But, of course, as mentioned in the past, the company has a stake in Pegasus at 24% and at some point will eventually analyse the opportunity of having the control of that company. As soon as we have any position regarding this issue, it will be announced.

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- On the data services business, we've seen a significant re-rating of the long distance and corporate data businesses in the US and significant margin pressures. Could you give us any idea in terms of what is the Company's outlook for the data business, what you see in terms of margin pressures, and particularly maybe some more commentary on the opportunity in the small and medium sized enterprise segment? (April 30, 2002)

A: On the data business, we still have some more market share to get in our region as we are currently do not offer a national coverage and Embratel is still the strongest player in this market. As soon as we become able to offer a national coverage, this competitive advantage will increase our customer penetration, and give an opportunity to access other regions' corporate clients. So, regardless this market pressure in terms of price - which is clearly a trend - we believe that the market will keep growing in the coming years, and that we have more to gain than to lose due to our new competence after Anatel's authorization.

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- Regarding lines in service additions expected for this year. It seems that the Company has scaled back its projection, but could you give us the actual number forecasted and also an idea of why did you scaled it back, do you think there are going to be fewer lines to the A and B customers or second lines to A and B customers or are you assuming less lines in terms of corporate customers? (April 30, 2002)

A: Regarding lines in service, we are clearly seeing that the opportunity is more related to increasing the ARPU of existing customers, adding a second line or third line and some other value-added services. This is making us review our initial projection of lines in service growth for the year that should be lower than one million lines. Our previous guidance was from 1.1 to 1.3 million lines and now we are expecting net additions to be probably in the range of 800 thousand to 1 million lines. We expect to increase penetration of commercial lines in 2002.

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- My question is about the guidance for bad debt. I think you've mentioned 4.5% for the year. I just wanted to confirm if this is for the full year or is that something you expect to reach by the end of the year. And also on EBITDA margin, what can we expect going forward, in relation to the first quarter? (April 30, 2002)

A: The bad debt guidance was that we expect to reach a lower than 5% ratio over gross revenue for the whole year. This means that we had 5.6% in the first quarter and we expect to end the year with less than 5% clearly to be able to achieve this target. Eventually we will have to be at 4.5% in the fourth quarter to reach the annual average lower than 5%. With regard to EBITDA margin, as mentioned on the speech initially, last year's margins are not a good reference. I think if you take this first quarter, normalized or adjusted with this extraordinary revenue and work with the range of 45%, it's shall not be too wrong.

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- Regarding the accounts receivables and the accounts payable as a percentage of revenue at the end of the year, can you give us a guidance on that? (April 30, 2002)

A: The Company had R$ 1.8 billion on accounts payable, at the end of 1Q02, related to suppliers and other payables, clearly we expect that at the end of the year, this figure should be in the range of 1/3rd of that, probably. As mentioned before, basically because we will be having a much lower CapEx this year and because this current figure is still a result of the high CapEx from 4Q01. Regarding the accounts receivable, this should remain in the same range - should keep the same relationship with the annualized revenues. We don't expect it to change dramatically.

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- Voice ARPU is rising, and as you suggested it might continue to rise for the rest of the year. Could you give us a guidance for local ARPU trend and why it will rise? (April 30, 2002)

A: It should rise basically because Telemar was so far focusing mostly on Anatel's targets and now is really developing its marketing capacity, product development and sales strategy, understanding better its customers behaviour, classifying its best customers, etc.. This will allow Telemar to offer a more specific products to each customer, and we see that the opportunities

Telemar to offer a more specific products to each customer, and we see that the opportunities and increasing revenues with this strategy are really high. In addition, of course, we expect to increase revenues in the data and the long distance segments.

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- When are 2002 salary increases established? What was the increase or what increase is expected? (April 22, 2002)

A: The base date is December for all employees except for Minas Gerais (March) and Espirito Santo (April) is December.

The company granted no salary increase and no bonus concession. Instead, the company increased some fringe benefits, which will result in a very marginal increase in expenses.

Besides that, there is an ongoing program of variable compensation, "employees' profit sharing". In 2001, it was based on the accomplishment of targets in connection with the return on stockholders' equity and the early attainment of the targets established by Anatel, as well as individual performance goals reached by management. The amount provisioned was R$28.4 million in 2001.

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- What was last year's salary increase? (April 22, 2002)

A: 1.3% (on average) for wages up to R$1.5 thousand/month. For higher wages, an average of 2.8% of payroll, based on merit;

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- Do you expect the work week to change in 2002 (e.g., the number of hours worked by the average union worker)? Did they change in the last six months? (April 22, 2002)

A: No (for both)

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- If you assume a worst case scenario of a net debt increase of 35% by year end 2002, don't you think that's more reasonable to take into consideration a CapEx level around R$ 3.5 to 4 billion for 2002? (April 09, 2002)

A: The CapEx budget of R$ 2.5 billion for 2002 is in line with our strategy to expand our long distance and corporate businesses outside of our region, and with the implementation of our PCS project. But our focus this year would be to strengthen our cash flow. Therefore, we will be looking at any opportunity to reduce CapEx during the year, and will be ready to discuss any alternatives of synergies and partnerships in this respect.

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- Can you give an idea of where and how much will be invested in São Paulo? (April 09, 2002)

A: With São Paulo included, the Company is preparing the expansion to regions 2 and 3 focusing on the corporate market. In the beginning, instead of building infrastructure in those regions, the Company will be leasing capacity available to attend our clients.

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- As far as your expansion outside your present concession area is concerned, does your current CapEx budget for 2002 include the expenditures for that? What about the 2003 CapEx? (April 09, 2002)

A: Our CapEx budget of R$ 2.5 billion for 2002 is brokendown in wireless (R$1.1 billion) and wireline operations (R$ 1.4 billion). Out of this R$1.4 billion, about 50% will be spent in Region I plant improvement and maintenance, with the rest being invested in out of region long distance infrastructure and services to corporations. In 2003, the Company expects a further reduction in Capex, in order to generate free cash flow, which could be used to pay down some debt. TNE expects to invest around R$2.1 billion, of which about R$1 billion would go the wireline business in 2003. It is important to highlight that this is just an indicative number, based on current available information, not representing any projection, guidance or target. It can change significantly due to market changes or strategic decisions not yet discussed.

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- In terms of Corporate Governance, could you explain how does the Company align management interests with shareholders interests? (April 09, 2002)

A: Around 100 Telemar's senior managers take part in a stock option program, with some of these officers getting more than 50% of their total compensation in options. There are participants of both the holding and the subsidiaries, but all the options are for TNE preferred shares. This stock option plan clearly commits the management with the value creation.

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- Don´t you see a conflict of interest in the fact that TMAR contracts the services of Andrade Gutierrez (one of the shareholders of Telemar Participações, which controls Tele Norte Leste) for civil works related to the platform expansion? (April 09, 2002)

A: Any contract signed by the Company is preceded of a public bid (RFP) which assures the best offer for the company. The fact of TMAR being serviced by one of Telemar's shareholders does not represent any problem since these services are being rendered based on the best conditions the company can get in the marketplace. Telemar contracts loans of several banks, including BNDES, use the services of several commercial banks, including Banco do Brasil, and so on.

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- What about potential acquisitions? Will the Company acquire Pegasus? (April 09, 2002)

A: Telemar already owns a 23% stake in Pegasus, for which it paid around R$100 million. Pegasus has approximately R$177 million (including suppliers) in Net Debt and R$205 million in has approximately R$177 million (including suppliers) in Net Debt and R$205 million in Shareholders Equity. The Company is not analyzing the acquisition of Pegasus control at this point. However, due to the relationship already established and mainly due to the synergies and commercial and operational potentials, it is reasonable to imagine that the discussion of the possible acquisition of Pegasus control will be part of management future agenda. Such process, obviously, when and if it occurs, it will be carried out with the appropriate level of disclosure aiming to avoid any problem with our minority shareholders. Future deployments of resources would be aligned with the strategic plan, based on analysis of return on investment. Any potential acquisitions, including a possible increase of the Company's stake in Pegasus, would be handled as full arms-length transactions with full documentation to support the decisions.

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- Given that Telemar cannot provide **long distance services** for clients outside its area, and that Telemar PCS can, how are you going to handle this service to a client that is located in Sao Paulo, for instance? (April 09, 2002)

A: The license for long distance service outside our region (outgoing calls from region 2 and 3) was acquired together with the SMP license (TNL PCS). With regard to outgoing calls from region 1, TMAR (our wireline subsidiary) has already requested Anatel the authorization to provide such service. In both cases, the company is waiting for Anatel's authorization based on the certification (to TMAR) with respect to the achievement of the 2003 universalization targets. We plan to have only one company operating in this market and our offer of LD calls originated from regions 2 and 3 will be mostly focused on the corporate market.

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When does Telemar plans to launch Oi? (April 09, 2002)

A: Oi is ready to launch. We have been testing and the network is working perfectly: the calls are being completed fast, the coverage is larger than the launching stage of any other wireless company of our region. The sales channels are already contracted, the handsets are bought, the teams are ready to go and the marketing campaign has already started. In other words, we are just waiting the green light (authorization) from Anatel.

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- With regard to the operating synergies between Oi (Telemar PCS) and TMAR (the wireline subsidiary), how is TMAR charging for the disposal of its database to Telemar PCS and how the Company is going to handle the transactions between these two companies? (April 09, 2002)

A: TNE's management is already mapping all relations and synergies between Telemar PCS and TMAR to make sure that all of them are clearly subject to a contract, fully arms length, negotiated between the two companies.

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- My question is about interconnection rates. You are currently negotiating interconnection rates with TIM and with Telemar Oi. Can you give us an update on the news that you are trying to negotiate a rate of 20 cents of real? And also if you would be trying to offer differentiated conditions to customers based on specific deals between Oi and Telemar, different from those you offer based on agreements you have with the other cellular companies. (April 09, 2002)

A: We really consider actual mobile interconnection rates in Brazil to be extremely high, what affects the margins of our fixed-to-mobile service. We are trying to renegotiate the interconnection agreements with the cellular companies in our region. We are finalizing an agreement with Oi at a lower rate than we actually pay in our region. From a regulatory point of view, differently from SMC operators, TMAR can enforce different VC tariffs for fixed-to-mobile calls terminated by SMP operators (like Oi and TIM). However, the Company does not intend to do it at this point.

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- How does Telemar expect to reduce the interconnection cost? (April 09, 2002)

A: The Company recently implemented a strong marketing campaign, showing the real difference in price of fixed-to-mobile services, against fixed-to-fixed services. The result has been a decrease in the fixed-to-mobile traffic and an increase in the fixed-to-fixed traffic, whether from local or public lines. We are inviting the wireless companies to discuss this subject in order to reach an equilibrium and an adequate situation for both parties. At the same time, the Company will keep educating its customers through marketing campaigns.

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- Can you explain how does it work co-siting with your competitors (TIM/ BSE/ TMB/ TNC)? (April 09, 2002)

A: In the same way that we are going to be getting the benefit, for instance, of not constructing a tower in the states where the peers already operates, they will get the benefits of not constructing the same amount of sites in some other states of Telemar's region. The main target here is, of course, Capex reduction.

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- What will be Oi's coverage in the beginning of operations? (April 09, 2002)

A: Oi will offer GSM wireless services, initially in 10 states of Telemar's region (Rio, Minas Gerais, Bahia, Pernambuco, Ceará, Pará, Alagoas, Rio Grande do Norte, Paraíba e Sergipe), covering around 200 locations with 1,800 sites. Other states will gradually be supplied as coverage (sites, equipment, etc.) becomes adequate for operations. The launching on those first 10 states is pending of Anatel authorization, certifying the completion of the universalization targets by Tele Norte Leste. So, even with the company being ready to launch, there is no precise date forecasted. Oi is also covering cities like Buzios, Angra dos Reis and Petropolis and the roads connecting these cities to Rio de Janeiro. Oi will have 1,000 points of sales at the lauch. The Company expects to have around 4,700 cell sites in three years as it expands its network.

Company expects to have around 4,700 cell sites in three years as it expands its network.

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- What is Oi's debt? (April 09, 2002)

A: TNL PCS's total indebtedness (loans and financings) in 12/31/01 was R$ 1.39 billion (almost 100% being long term foreign exchange denominated debt).

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- What is Oi's price strategy? Will you subsidize the handset or the tariff? (April 09, 2002)

A: Given our pre launching stage, we can not comment on the price strategy that will be implemented. The Company prefers to avoid subsidies to handset, however we will be forced to follow the market practices, in order to optimize the investments made.

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- Who will be Oi's potential clients? (April 09, 2002)

A: Every one who intends to use a modern, high tech, international roaming, cheap and functional cellular phone is a potential client. The wireless business is a mass business, which needs a huge volume of clients to enable a return capital invested. Given that there is still a substantial growth potential of the wireless market in Brazil, and specifically in our region, we intend to capture a large stake of market additions.

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- What do you expect in terms of Costs and Expenses reduction going forward? (April 09, 2002)

A: Despite the huge progress achieved since the privatization, there are still opportunities to cut expenses and improve margins. One example is the real estate, where significant opportunities to cut expenses still exist, besides the reduction in average headcount, third-party services and tax savings, resulting from the achievement of the Anatel Targets and from the restructuring of the wireline subsidiaries.

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- Is the Company ready to show a turnaround in the wireline business? (April 09, 2002)

A: 1Q02 results should clearly reflect a return to a normal operating and financial performance, with margins in particular returning to more adequate levels.

with margins in particular returning to more adequate levels.

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- How do you plan to increase the profitability of your customer base? Does the company plan to offer a wireline pre paid service? (April 09, 2002)

A: A better market segmentation will allow Telemar to improve the profitability of existing and new lines. We expect the profitability of these new lines to be higher in relation to those lines added in 2001. In particular, substantial demand still exists from some of our corporate customers for a 2nd, 3rd or even 4th line. As for the lower income customers, Telemar plans to offer some form prepaid wireline services in select areas, which would help reduce delinquency. The Company is waiting Anatel´s authorization to release this product.

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- My question is related to Other Operational Expenses, I mean explicitly provisioning and what we can expect from now on in terms of those provisions. And if you think it is possible to happen any kind of reversion in those provisions in the future. (April 09, 2002)

A: The reason why we had these expenses identified as extraordinary in our report is that we believe they are non-recurring expenses and shouldn´t occur in the next quarter. Of course, the monetary restatement is part of the current business. About reversing these provisions, we are working to improve our process of contingency provisions and we believe we have a very good level so far, very strong in its size. When we finalize this project, we may eventually have some opportunities, but we cannot anticipate anything right now.

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- I believe that the Investment Community is worried with the financial situation of the telecom companies. I would like to know if there is any pressure of "suppliers" maturities in the very short term and if the Company expect any problem with delinquency? (April 09, 2002)

A: We have been managing the Company in line with the new financial market scenario, which has been changing since last year. As released by the press, motivated by irregularities, the Company went through an auditing process in its Suppliers account. This process, which is being concluded, resulted in a delay of payment of some suppliers, but at the same time was validated by the irregularities founded. It is also important to note that a major portion of the suppliers account balances are linked to financings to be brought by the suppliers, as contracted with Telemar.

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- I would like to know if it is possible to inform the monthly maturity of the 2002 short term consolidated debt and also to the parent company? (April 09, 2002) debt and also to the parent company? (April 09, 2002)

A: The Company does not release monthly information. The quarterly consolidated maturities expected for 2002 are:

1Q02	2Q02	3Q02	4Q02	Total (R$ thousand)
16%	25%	35%	24%	1,370,561

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- When will the Company increase its debt in 2002? (April 09, 2002)

A: The total debt (financings + loans + suppliers + other accounts payable) should not increase in 2002. There will be a reduction in the suppliers account and in the other accounts payable account, approximately equivalent to the increase in the loans and financings account. This should happen mainly in 2Q02, but will depend on market conditions.

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- Will net debt be reduced in 2003? (April 09, 2002)

A: Although there is not yet a definition about the CapEx for 2003, we expect a positive Free Cash Flow in 2003, which balance could be partially used to repay some debt.

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- Has Telemar already anticipated Anatel universalization targets for December 2003? (March 09, 2002)

A: Telemar has already concluded Anatel´s Universalization Targets in all 16 states of its concession area (Amapá, Amazonas, Piauí, Pará, Roraima, Maranhão, Paraíba, Bahia, Ceará, Rio Grande do Norte, Sergipe, Rio de Janeiro, Minas Gerais, Espírito Santo, Alagoas e Pernambuco). Ernest & Young independent auditors, contracted by Telemar, already finalized their auditing process and submitted their report to Anatel which is now conducting its own field research. As soon as the Company receives the authorization from Anatel, it will start to offer its GSM wireless services and its voice and data services nationwide and internationally.

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- Given the short time for TNL PCS operational lunching, could you give us an overview about what the Company expect in terms of competition of this market (churn, market share, handset price, etc.)? (February 20, 2002)

A: As a new entrant, in most markets as the third operator, the Company will have an aggressive

A: · As a new entrant, in most markets as the third operator, the Company will have an aggressive position in grabbing subscribers.

· The Company will avoid subsidizing the acquisition of handsets (TNL PCS would only follow that policy if its competitors move first).

· The cost of GSM handsets for TNL PCS is between 25% to 35% lower than CDMA/TDMA handsets prices. This price difference is an important driver in terms of market share of net additions.

· Good part of the biggest Brazilian retail chains will be selling TNL PCS products. By the time it launches operations, the Company expects to have more than 1,000 points of sales, of it only 50 will belong to the Company.

· The Company will be start his operations in 10 states (RJ, MG, BA, PE, SE, AL, PB, RN, CE e PA) coverage 60% of Brazilian territory. At the beginning of TNL-PCS operations will have approximately 1,800 sites in operations.

· Roaming out of our region is a situation that is still being planned by the Company. TNL PCS is specially concerned with São Paulo and Brasília. The Company could rent Ericsson GSM network in SP, as an intermediate solution, until other operator deploy their own GSM network.

Telemar management will focus on capex reductions, on leveraging existing synergies with its wireline operations and on market fist the key metropolitan areas.

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- Who are the main executives of TNL PCS (Oi)? (February 20, 2002)

A: · CEO - Luiz Eduardo Falco - (ex-Marketing VP of TAM, Brazilian commercial airline)
· Operations Director - Paulo Gonçalves - (ex-Telet, B band of Rio Grande do Sul)
· Financing Director - José Luis Magalhães Salazar - (ex-TNE treasurer)
· Marketing Director - Alberto Blanco - (ex-Telemig Cellular)
· Network Director - Antonio Parrini - (ex-ATL, B Band of Rio de Janeiro)
. Commercial Director - Décio Westphalen (ex-Telet and HP)

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- When is the due date for the second installment of PCS license? (February 07, 2002)

A: The second and last installment, amounting to R$610 million (R$550 million of principal and R$60 million of monetary adjustment), was paid on February 2002.

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- What's the expected line growth for 2002? (February 07, 2002)

A: Telemar ended 2001 with approximately 18.0 million lines installed and 14.8 million lines in service, what means a 82% Utilization Rate. For 2002 the company expects to maximize the utilization of its idle capacity, targeting to reach historical Utilization Rates of 90%. The company also expects the growth of lines installed to be marginal.

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- What's the tax credits utilization schedule established by the company? (January 23, 2002)

A: The company will follow the rules established by the Brazilian IRS, Secretaria da Receita Federal, about the tax credit utilization, which currently states that only 30% of Company's net income can be excluded from the IR tax basis for the year.

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- What's the expected line growth for 2002? (February 07, 2002)

A: Telemar ended 2001 with approximately 18.0 million lines installed and 14.8 million lines in service, what means a 82% Utilization Rate. For 2002 the company expects to maximize the utilization of its idle capacity, targeting to reach historical Utilization Rates of 90%. The company also expects the growth of lines installed to be marginal.

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- What are the cash transfer mechanisms from the operating to the holding company? (January 23, 2002)

A: The operating company's payments to the holding refer basically to interest on capital, and interest/amortization of inter-company loans.

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- What are the Tele Norte Leste Participações (TNL) and Telemar Norte Leste (TMAR) total shares outstanding, considering shares in treasury? (January 09, 2002)

Tele Norte Leste Participações S/A (TNE) In million shares

Total	**255,896.1**	**127,949.1**	**383,845.2**
Telemar Participações	**4,512.0**	**67,762.2**	**72,274.2**
Treasury	[illegible]	[illegible]	[illegible]
Free Float	[illegible]	[illegible]	[illegible]

Telemar Norte Leste S/A (TMAR) In million shares

Free Float	246,759.8	56,030.8	302,790.6
Total	255,896.1	127,949.1	383,845.2

Telemar Norte Leste S/A (TMAR) In million shares				
SHAREHOLDERS	PREFERRED A	PREFERRED B	COMMON	TOTAL
Tele Norte Leste Part.	90,962.6		104,227.9	195,190.4
Treasury	3,731.9			3,731.9
Free Float	41,393.9	2,071.6	2,959.1	46,424.6
Total	136,088.4	2,071.6	107,187.0	245,347.0

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- Can you give us some guidance about the additional debt you will need next year in order to finance the PCS project? (November 07, 2001)

A: The total debt to finance the PCS rollout over the first 3 years is already announced, US$1.4 billion. Part of it is already disbursed and the balance will be disbursed according to the investment schedule. For the next year, we don´t expect any other debt to the PCS business, besides the one already contracted.

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- What will happen to the debt at the holding company level? Are you going to put that back down into the operating company? And how you're going to service that going forward, with the dividends received from the operating subsidiary or how? (November 07, 2001)

A: Most of the debt that we have at the holding company level is to finance the operational companies. That means that the subsidiaries will pay that debt back to the holding company and the holding company will service the debt.

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- I have a question regarding the debt profile of the wireline operator, I mean TMAR. I would like to know if you intend to keep in TMAR only the debts related to the wireline business. Or if you may be including in the future some debts in the operator from other businesses, like the PCS, through inter-company loans between the operator and the holding company. Because, you know, one of the big doubts in the market today is that the PCS could negatively affect the wireline operator in terms of its capital structure. (November 07, 2001)

A: As we mentioned, part of the debt is being booked on the holding company and it's being allocated to the wireline or to the PCS company according to their specific needs. It would make no sense at this point to consider any debt in the wireline company to finance PCS investments.

- How did TNE implement the corporate restructure of its subsidiaries? (October 18, 2001)

Below it's the Corporate Restructure process resume for the STFC subsidiaries control by Tele Norte Leste since August 02, 2001:

a) On August 2, 2001, the 16 PSTN subsidiaries of Tele Norte Leste Participações S.A., held special shareholders meetings, in which they approved the incorporation of the 15 PSTN subsidiaries into the TELERJ subsidiary;

b) The minority shareholders of these PSTN subsidiaries had a period of 30 days, after publication of the minutes of those shareholders meetings, to exercise their redemption rights, in accordance with Brazilian Corporate Law (Law 6404/76);

c) On September 13, 2001, the Board of Directors of the Tele Norte Leste Participações recommended to the Board of Directors of TELERJ that they fully ratify the corporate restructuring of its subsidiaries, providing for the payment, to the dissenting shareholders, of the proceeds of the exercise of their redemption rights;

d) On September 20, 2001, TELERJ published a Relevant Fact stating that such proceeds would be available as of October 17, provided that the Company would have to observe the fiscal regulation with regard to withholding taxes (according to Normative Instructions of Secretaria da Receita Federal n° 73/98 and 25/01), incident on capital gains of resident or non-resident shareholders;

e) On September 21, 2001, TELERJ held a special shareholders meeting which approved, among other things, an amendment to the Company's By-laws and the change of the Company's name to TELEMAR NORTE LESTE S.A.;

f) On September 24, 2001, all shareholders of the 15 PSTN incorporated companies, which accepted the swap terms proposed, had their shares converted into shares of TELEMAR NORTE LESTE S.A;

g) Also on September 24, 2001, the shares of TELEMAR NORTE LESTE SA began trading in the BOVESPA, under the denomination Telemar N L and the following tickers (all in lots of thousand shares): Common shares: TMAR3 (old TERJ 3) Preferred shares "A": TMAR5 Preferred shares "B": TMAR6 (old TERJ 4);

h) Pref. "A" shares are entitled to a dividend which is 10% higher than the dividend attributed to the common shares; and the Pref. " B "shares, in accordance with the Company's by-laws, are entitled to a fixed and non-cumulative dividend of 10% on subscribed capital;

i) Until October 9, 2001, Common shares and Preferred shares "B" could be swapped, at par, into Preferred shares "A", upon request of the respective shareholders (on September 28, the board of directors of TNE approved the swap of all of its preferred "B" shares held in TMAR into preferred "A" shares);

j) After the incorporation, TELEMAR NORTE LESTE's capital amounted R$7,088,098,409.21 and is represented by a total of 245,347 million shares, as follows:

	Total		TNE		Free Float		Treasury	
	Shares MN	%	Shares MN	%	Shares MN	%	Shares MN	%
Common (TMAR3)	107,187	43.7	104,228	97.2	2,959	2.8	0	0
Pref. "A" (TMAR5)	136,088	55.5	90,963	66.8	41,383	30.4	3,742	2.7
Pref. "B" (TMAR6)	2,072	0.8	0	0	2,072	100.0	0	0
Total	245,347	100	195,191	79.6	46,414	18.9	3,742	1.5

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